

July 20, 2012

Via E-mail
Mr. Jeff W. Sheets
Chief Financial Officer
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

      Re: ConocoPhillips
              Form 10-K for Fiscal Year ended December 31, 2011
              Filed February 21, 2012
              File No. 1-32395

Dear Mr. Sheets:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year ended December 31, 2011

Risk Factors, page 31

Our operations present hazards and risks that require significant and continuous oversight, page 33

1.   We note your disclosure in the above-captioned risk factor concerning operational and financial risks, and your disclosure beginning on page 64 regarding regulatory risks related to hydraulic fracturing. We also note your disclosure at page 31 regarding regulatory risks relating to your exploration and production activities in shale gas plays. Please revise the above-captioned risk factor to address specifically, if material, the financial and operational risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

2.   We note that you added cyber attacks to the list of hazards and risks presented by your operations that require significant and continuous oversight. In future filings, beginning with your next Form 10-Q, please provide a separate discussion of the risks posed to your operations from your dependence upon technology or to your business, operations or reputation by cyber attacks. In addition, please tell us whether you have experienced cyber attacks in the past. If so, please also disclose that you have experienced such cyber attacks in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Financial Statements and Supplementary Data, page 77

Supplementary Information - Oil and Gas Operations, page 140

Proved Reserves, page 142

3.   We note that you have presented quantities attributable to crude oil and natural gas liquids on a combined basis. Explain to us how you considered the requirements of FASB ASC paragraph 932-235-50-4(a) in determining that a combined presentation was appropriate. To the extent that you have concluded that natural gas liquid quantities are not significant, provide us with a reasonably detailed analysis that supports your conclusion.

Proved Undeveloped Reserves, page 149

4.   We note that, during each of the years included in your 10-K, costs incurred relating to the development of proved undeveloped reserves as a percentage of estimated total future development costs at the beginning of the year, as reflected in prior year SMOG presentations, has been substantially below the level implied by the general expectation that undeveloped locations be drilled within five years of initial booking. that would be expected actual expenditures To help us understand your actual and projected development costs, provide us with a schedule that shows, for each of the years included in your 10-K, future development costs as of the beginning of the year, presented by year for the first five years and in total. To the extent that material development costs are projected to be incurred beyond five years, identify the project(s) to which those costs relate and indicate the specific amount attributable to each project.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, Laura Nicholson, Staff Attorney, at (202) 551- 3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director